UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

        (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission File No. 1-13455

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

TETRA Technologies, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TETRA Technologies, Inc.
 24955 Interstate 45 North
The Woodlands, Texas 77380

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	Page 2

Audited Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	Page 3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	Page 4
Notes to Financial Statements	Page 5

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	Page 13

Report of Independent Registered Public Accounting Firm

Administrator of the TETRA Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008,  is presented for purposes of additional analysis and is not a required part of the financial statements but  is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Houston, Texas
June 23, 2009

TETRA Technologies, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
ASSETS
Receivables:
Employer contributions	$-	$6,879
Participant contributions	-	16,289
Total receivables	-	23,168

Investments, at fair value	47,445,280	65,158,217

Total assets	47,445,280	65,181,385

LIABILITIES
Excess contributions refund payable	114,811	20,575

Net assets available for benefits, at fair value	47,330,469	65,160,810

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	63,872	(50,747)

Net assets available for benefits	$47,394,341	$65,110,063

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions:
Employer contributions	$2,978,121
Participant contributions	9,268,926
Rollover contributions	288,507
Interest and dividends	2,308,676
Total additions	14,844,230

Deductions:
Benefits paid to participants	8,366,865
Corrective distributions	113,824
Administrative expenses	15,236
Net depreciation in fair value of investments	24,064,027
Total deductions	32,559,952

Net decrease	(17,715,722)

Net assets available for benefits:
Beginning of year	65,110,063
End of year	$47,394,341

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008

1. Description of Plan

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from TETRA Technologies, Inc. (the Company or Plan Administrator).

General

The Plan, which initially became effective January 1, 1990, is a profit sharing plan as defined by Section 401(a) of the Internal Revenue Code (IRC) and contains a provision for salary reduction contributions under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the designated administrator of the Plan and the Plan is advised by the 401(k) Committee, which currently consists of certain officers of the Company. T. Rowe Price Trust Company (TRP, or Trustee) is the trustee of the Plan.

Eligibility

Employees who have attained age 18 are eligible to participate in the Plan beginning on the first day of any calendar month following completion of six months of service. However, the following employees or classes of employees are not eligible to participate: (i) employees who are non-resident aliens and who receive no earned income from the Company which constitutes income from sources within the United States; (ii) leased employees; and (iii) reclassified employees and independent contractors.

Contributions

The maximum elective contribution limit is 70% of compensation. Contributions for each participant are limited in any calendar year to annual “regular” and “catch-up” contribution limits as determined by IRC regulations. Unless the employee elects otherwise, 3% of each eligible employee’s compensation is automatically contributed to the Plan on a pre-tax basis. Beginning January 2008, the Plan provides a new automated service which increases the employee’s contribution rate by 1% at the same time each year until a 6% contribution rate has been reached. The 6% contribution is the amount needed to take advantage of the full Company match, if any. The employee will be reminded annually before the change takes place and can elect to change the amount at any time by contacting T. Rowe Price. Employees have the option to elect a 0% salary deferral or to change their salary deferral in accordance with the Plan.

The Company may contribute an amount equal to a specified matching percentage of the participant’s contribution. During 2008, the Company matched 50% of each participant’s contributions up to 6% of compensation. The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants in the same ratio that each participant’s compensation, as defined in the Plan agreement, bears to the total compensation of all participants. No profit sharing contribution was made for the 2008 Plan year. Subsequent to year end, in February 2009, the Company suspended its matching contribution of participant’s contributions. The Company may, at the discretion of the Board of Directors, reimplement its contribution at a future date.

Participants have the right to direct the investment of their contributions, including the Company’s matching contributions and profit sharing, into any of the investment funds offered by the Plan. In the event no participant election is made, effective early January 2008, automatic participant contributions and the related Company match are made to a diversified portfolio. This portfolio invests 60% in stock funds and 40% in fixed income funds using eleven of the twelve funds in the Plan.

Company Stock Fund

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 50% of their contributions in the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 50% of the participant’s total account balance being invested in the Company Stock Fund.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion and profit sharing of their accounts plus actual earnings thereon is based on years of continuous services. Participants are 25% vested after two years of service and vest an additional 25% each year, becoming 100% vested after five years of service. Participants forfeit the non-vested Company contribution portion of their accounts in the Plan upon termination of employment with the Company.

Benefit Payments

Upon separation from service for any reason other than death, disability, or normal retirement, a participant’s vested balance is payable in a lump sum or installments. Upon a participant’s death, disability, or normal retirement, the entire balance in the participant’s account is payable to the participant or, in the case of death, to the participant’s named beneficiary, in a lump sum or installments. Amounts which are forfeited due to termination of employment are used to reduce the Company’s matching contributions, if any. Cumulative forfeitures relating to prior period activity and available to be applied against any future employer contributions were approximately $105,607 and $88,896 as of December 31, 2008 and 2007 respectively. During 2008, $346,594 in forfeitures was applied against employer contributions.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRC are recorded as a liability with a corresponding deduction to the net assets available for benefits.

Plan Termination

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Participants, during their time of employment, may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balances in the participants’ accounts and bear interest at rates established at the inception of the loan, set at one percentage point higher than the prime lending rate as posted in the Wall Street Journal (or similar financial publication). Principal and interest are paid ratably through payroll deductions.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.

As required by Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 (the FSP), investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts and are recognized at fair value. AICPA Statement of Position 94-4-1, “Reporting of Fully Benefit Responsive Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Administrative Expenses

Certain administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements. Investments in common collective trust funds include the Stable Value Fund. The Stable Value Fund invests in fully benefit-responsive investment contracts (as defined by the FSP previously discussed) including primarily guaranteed and synthetic investment contracts issued by banks, insurance companies and other issuers. The Stable Value Fund is recorded at fair value (see Note 4). As required by the aforementioned FSP, an adjustment is made to reflect this investment at contract value, which represents cost plus accrued income less redemptions. The fair value of the guaranteed investment contracts is generally determined by discounting the scheduled future payments required under the contract. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. For assets other than investment contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at close of business on the valuation date.

Participant loans and short term investments are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2008 or 2007 are as follows:

	December 31,
	2008	2007

TETRA Technologies, Inc. common stock	$6,286,590	$12,092,954
TRP Stable Value Fund, at contract value*	6,877,468	8,535,269
Dodge & Cox Balanced Fund	5,002,169	7,231,873
TRP Equity Income	3,947,418	5,725,252
TRP Growth Stock Fund	4,381,712	6,035,874
PIMCO Total Return Fund	5,622,587	5,505,928
American EuroPacific Growth Fund	3,944,562	6,187,634

* The fair value of this fully benefit-responsive investment totaled $6,813,596 and $8,586,016 at December 31, 2008 and 2007, respectively.

During 2008, the Plan’s investments (including gains and losses of investments bought, sold, and held during the year) depreciated in value as follows:

Mutual funds	$(15,503,261)
Common stock	(8,560,766)
$(24,064,027)

Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

During the year ended December 31, 2008, particularly in the fourth quarter, the Plan experienced a drop in overall value of the net assets available for benefits due to a significant amount of market volatility that was, in part, a result of a general decline in global economic conditions.

4. Fair Value Measurements

The Plan adopted SFAS 157, Fair Value Measurements, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

–	quoted prices for similar assets and liabilities in active markets
–	quoted prices for identical or similar assets or liabilities in markets that are not active
–	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
–	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Company stock	$6,286,590	$-	$-	$6,286,590
Common/collective trust funds	-	6,813,596	-	6,813,596
Mutual funds	31,569,230	-	-	31,569,230
Loans to participants	-	-	2,775,864	2,775,864
Total assets at fair value	$37,855,820	$6,813,596	$2,775,864	$47,445,280

The Plan’s valuation methodology used to measure the fair values of Company stock and mutual funds were derived from quoted market prices, as these instruments have active markets. The valuation techniques used to measure fair value of common/collective trust funds and participants loans are included in Note 2.

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant Loans

Balance, beginning of year	$2,883,861
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still
held at the reporting date	-
Purchases, sales, issuances and settlements (net)	(107,997)
Transfers in and/or out of Level 3	-
Balance, end of year	$2,775,864

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 27, 2002, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2008-16 and 2005-16, the Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is aware of a certain administrative error that has been discovered and the Plan Administrator is taking the necessary corrective actions. Accordingly, the Plan Administrator believes the Plan is qualified and the related trust is tax exempt.

6. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits and the changes in net assets available for benefits per the financial statements to the Form 5500.

	December 31, 2008	December 31, 2007

Net assets available for benefits per the financial
statements	$47,394,341	$65,110,063
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(63,872)	50,747
Net assets available for benefits per the Form 5500	$47,330,469	$65,160,810

	Year Ended
	December 31, 2008
Net decrease in net assets available for benefits per
the financial statements	$(17,715,722)
Change in adjustment from contract value to fair
value for fully benefit-responsive investment contracts	(114,619)
Net decrease in net assets available for benefits per the Form 5500	$(17,830,341)

As described in Note 2, the FSP requires that fully benefit-responsive investment contracts be valued at contract value on the statement of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.

7. Related Party Transactions

Certain investments of the Plan are managed by T. Rowe Price Trust Company, the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Company common stock and these transactions also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Supplemental Schedule

TETRA Technologies, Inc. 401(k) Retirement Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 74-2148293      PN: 001
December 31, 2008

	Identity of Issue, Borrower,		Current
	Lessor, or Similar Party	Description of Investment	Value

*	T. Rowe Price	Equity Income Fund	$3,947,418

*	T. Rowe Price	TRP Growth Stock Fund	4,381,712

	PIMCO	Total Return Fund	5,622,587

*	T. Rowe Price	TRP Stable Value Fund	6,813,596

	American Funds	EuroPacific Growth Fund	3,944,562

	Dodge & Cox	Balanced Fund	5,002,169

	Dreyfus	Mid Cap Index Fund	2,080,975

	Artisan Funds	Mid Cap Growth Fund	2,080,634

	Columbia	Small Cap Fund	1,348,368

*	TETRA Technologies, Inc.	TETRA Technologies, Inc. common stock	6,286,590

*	T.Rowe Price	Prime Reserves Fund	558,557

	Franklin	Small Cap Value Fund	1,024,593

	Vanguard	Selected Value Fund	1,577,655

*	Participant loans	Loans with various maturities and interest
		rates ranging from 5.00% to 10.5% per annum	2,775,864

			$47,445,280

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRA Technologies, Inc. 401(k)
Retirement Plan

By:       /s/Stuart M. Brightman
                                    Stuart M. Brightman
President & Chief Executive Officer
TETRA Technologies, Inc.

Date: June 23, 2009

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm